Exhibit 99.1

August 5, 2024

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2024 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on Thursday, September 12, 2024, at 6:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors of the Company (the “Board of Directors” or the “Board”);
2.	To approve amendments to the Articles of Association of the Company;
3.	To approve a special cash bonus to the Company’s Chief Executive Officer in connection with the license agreement with Gilead Sciences, Inc.;
4.	To approve an increase to the initial and annual equity awards to the non-executive members of the Board of Directors and issuance of equity grants by way of Other Equity (as defined below); and
5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Monday, August 5, 2024, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares of a nominal value of New Israeli Shekels 0.01 per share of the Company (“Ordinary Shares” or “Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds the Company’s Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the TASE member through which he or she holds the Company’s Ordinary Shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Company’s Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of Ordinary Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM Israel time on September 11, 2024, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 12, 2024).

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2024

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2024 Annual General Meeting of Shareholders

To be Held on Thursday, September 12, 2024

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Company’s 2024 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on Thursday, September 12, 2024, at 6:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors;

2.	To approve amendments to the Articles of Association of the Company;

3.	To approve a special cash bonus to the Company’s Chief Executive Officer in connection with the license agreement with Gilead Sciences, Inc.;

4.	To approve an increase to the initial and annual equity awards to the non-executive members of the Board of Directors and issuance of equity grants by way of Other Equity (as defined below); and

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 5, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Shares are registered with a member of the TASE, and intends to vote his or her Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Company’s Shares.

Joint holders of Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

A proxy will be effective only if it is received at the Company’s office no later, 6:59 AM Israel time on September 11, 2024, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 12:00 PM Israel time on September 12, 2024).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. If you choose to vote by proxy, please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors, mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. The Company has retained Alliance Advisors to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee of approximately $80,000 plus reimbursable expenses. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, September 19, 2024, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

REQUIRED VOTE AND VOTING PROCEDURES

The approval of each of Proposal No. 1, Proposal No. 2, Proposal No. 4 and Proposal No. 5 on the agenda for the Meeting requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System.

The approval of Proposal No. 3 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective proposal (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two (2%) percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Proposal No. 3, the term “controlling shareholder” also includes a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Proposal No. 3, every voting shareholder is required to deliver a written notice to the Company whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than Dr. Anat Cohen-Dayag and her relatives) in Proposal No. 3, and therefore none should be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to Proposal No. 3, please deliver a written notice to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm, by email at i.krumholtz@shibolet.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2024 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of July 31, 2024.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Bristol-Myers Squibb Company(2)	4,757,058	5.31%
Anat Cohen-Dayag(3)	954,247	1.06%
All Office Holders, including directors, as a group (consists of 15 persons)(4)	3,406,556	3.67%

(1)	Based upon 89,536,432 Ordinary Shares issued and outstanding as of July 31, 2024.

(2)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on November 19, 2021. With respect to the ordinary shares reported in its Schedule 13G, Bristol-Myers Squibb Company, indicated as having (i) sole voting power and dispositive power with respect to 4,757,058 ordinary shares, and (ii) no shared voting power nor shared dispositive power with respect to ordinary shares. Furthermore, in such filing Bristol-Myers Squibb Company indicated aggregate beneficial ownership of 4,757,058 ordinary shares. The address of the principal business office of BMS is 430 East 29th Street, New York, NY 10016.

(3)
Includes (i) 56,122 shares held by Dr. Cohen-Dayag, and (ii) 898,125 shares subject to options that are exercisable within 60 days after July 31, 2024, with a weighted average exercise price of $6.12 per share, and which expire between May 2025 and March 2032.

(4)
Includes (i) a total of 72,059 ordinary shares held by directors and executive officers, and (ii) a total of 3,334,497 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after February 20, 2024, with a weighted average exercise price of $5.46 per share and which expire between August 2024 and November 2032.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on March 5, 2024 (File No. 000-30902) (the “2023 Form 20-F”).

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Proxy Solicitation Agent, Alliance Advisors at:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
North American Toll-Free Phone: 833-815-9489
Call Collect Outside North America: +001-315-302-5726
Email: CGEN@AllianceAdvisors.com

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the deputy chief executive officer, the vice chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board, the Company defines an additional eight individuals to be Office Holders.

ITEM NO. 1

RE-ELECTION OF SEVEN (7) DIRECTORS

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, all of whom have a serving term that expires at the end of the Meeting, and all of whom stand for re-election for an additional term of service.

Directors are generally elected at each annual general meeting of the Company’s shareholders for a term starting at such meeting and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board by a majority vote of the directors then in office in between annual general meetings of the Company’s shareholders.

General

Election

At the Meeting, all of the Company’s incumbent seven (7) directors are nominated for re-election. Following the recommendation of our Nomination and Corporate Governance Committee to the Board of Directors in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be re-elected as directors. If re-elected, each director nominee will serve for a term ending at the conclusion of the 2025 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for re-election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board determined that all of the director nominees, except for Dr. Cohen-Dayag, qualify as “independent directors,” as defined by the Nasdaq Rules. In addition, in accordance with our Board’s decision in 2018 to adopt certain reliefs pursuant to the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange) (the “Relief Regulations”) for companies whose shares are traded in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Dr. Cohen-Dayag, as independent in accordance with the Companies Law, as well.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise is one. Currently, each of the members of the Audit Committee qualifies as such.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board, the age of such director as of July 31, 2024, and his or her service as an executive officer of the Company or as a member of a committee of the Board are as follows:

Name	Age	Year of First Election	Positions
Paul Sekhri(3)(4)	66	2017	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	57	2014	President and Chief Executive Officer, Director
Eran Perry(1)(2)(4)	53	2019	Director
Gilead Halevy(2)(4)	57	2018	Director (Chairman of the Audit Committee)
Mathias (Math) Hukkelhoven, Ph.D.(4)	70	2022	Director
Kinneret Livnat Savitzky, Ph.D.(1)(3)(4)	57	2018	Director
Sanford (Sandy) Zweifach(1)(2)(3)(4)	68	2018	Director (Chairman of the Compensation Committee)

___________________

(1)    Member of our Compensation Committee

(2)
Member of our Audit Committee (and audit committee financial expert, as defined by the SEC rules, with requisite financial experience required under the applicable Nasdaq Rules, as well as financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated there under)

(3)    Member of our Nomination and Corporate Governance Committee

(4)   Independent director

Since such meeting, each incumbent director attended 100% of the meetings of the Board of Directors and at least 80% of the respective committees on which such director served during such time (with the majority of our incumbent directors attending 100% of the committee meetings).

The following are brief biographies of each of the seven (7) director nominees, based upon our records and information furnished to us by them:

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. since January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of vTv Therapeutics Inc., eGenesis, Inc., Veeva Systems Inc., and Spring Discovery and Chairman of the Board of Directors of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of the Young Concert Artists (YCA), and a member of Board of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Anat Cohen-Dayag has over 25 years of experience in the biotech industry, both in R&D and executive leadership roles. Anat joined Compugen in 2002, and has held various senior managerial positions, including VP R&D, before being appointed President and CEO in 2010. Under her leadership, Compugen transformed from a service provider in the field of computational biology to a therapeutic discovery and development company advancing an innovative immuno-oncology pipeline originating from the company’s computational discovery platforms. Dr. Cohen-Dayag is also a member of the Board of Directors of Pyxis Ltd. and Genopore Ltd. Prior to Compugen, Anat was the Head of R&D and was a member of the executive management team of Mindsense Biosystems Ltd. Anat holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Eran Perry joined Compugen’s Board of Directors in July 2019. Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, an immunology dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including ICD Pharma, Seanergy Dermatology, Follicle Pharma and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of board of directors of Carmel Wineries; Continuity Software Ltd., Zriha Hlavin Industries Ltd. and a director of S. AL Holdings, Plastfit Ltd. and AA Politiv (1999) Ltd. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Mathias (Math) Hukkelhoven joined Compugen’s Board of Directors in March 2022 and serves as a Venture Partner for Panacea Venture Management Company Ltd. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Math has been a consultant for several biotech companies and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Math joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process – research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Math held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Math received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as an entrepreneur in residence at Team8. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), DreaMed Diabetes Ltd., and Biomica Ltd. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as Chairman of the Board of Directors of Carisma Therapeutics, Inc., President, CBO and Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Directors’ Compensation

Compensation to our Non-Executive Directors (other than the Chairman of the Board of Directors, Mr. Paul Sekhri)

As approved by the Company’s shareholders on August 6, 2018, each of our non-executive directors, whether currently in office or appointed in the future, excluding the Chairman of the Board of Directors (each, a “non-executive director”) is entitled to the following compensation: (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of each committee and up to $5,000 for service as a chairman of each committee); and (ii) an annual grant of options to purchase Ordinary Shares, with a one-time initial grant of 35,000 options in the first year of service (the “Initial Equity Grant”) and an additional annual grant of 10,000 options in each of the following years of service (the “Annual Equity Grant”). The grant date of each Initial Equity Grant is the date of appointment for service as director, whether initially appointed by the Board of Directors or by the general meeting of the Company’s shareholders, with an exercise price equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of initial appointment to serve on the Board of Directors. The grant date of each Annual Equity Grant is such date on which the Board of Directors approves the annual equity grants to other Office Holders (provided that the service as director continues at the time of each grant), and the exercise price of the options equals the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to such Board of Directors approval. All such grants vest over a four-year period as follows: 25% of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted, and an additional 6.25% of the options granted vest each quarter thereafter for the next thirty-six (36) months (the “Vesting Schedule”). Other than as described herein, both the Initial Equity Grants and the Annual Equity Grants are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan, as amended (the “2010 Plan”), or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these options would be granted, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of such plans.

Notwithstanding the terms of the relevant equity-based plan, all options granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant equity-based plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office (the vesting terms detailed in this paragraph, together with the Vesting Schedule, the “Vesting Terms”). To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

At the annual general meeting of the Company’s shareholders for 2020 (the “2020 AGM”), our shareholders approved, following the approvals of the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, and consistent with the Company’s compensation policy then in effect as well as with the Company’s compensation policy currently in effect (the Company’s compensation policy currently in effect shall be referred to as the “Compensation Policy”), that instead of an Annual Equity Grant that consists of options only, the Compensation Committee and the Board of Directors may in their discretion issue to non-executive directors RSUs or other equity awards which are not options (“Other Equity”). For the purpose of determining the applicability of the Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units, such that the Annual Equity Grant of 10,000 options would be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an Annual Equity Grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board of Directors approve the grant of 4,000 RSUs to the non-executive directors, the relevant annual equity grant would be comprised of a total of 6,000 units, out of which 4,000 will be RSUs and 2,000 would be options). The provisions relating to Vesting Terms and exercise period applicable to options, as specified above, shall apply to Other Equity that may be granted, in a similar manner.

In accordance with the above-mentioned terms, our Compensation Committee and Board of Directors, in their separate meetings held on July 31, 2024, resolved to grant to each of our non-executive directors (including Mr. Paul Sekhri, Chairman of the Board of Directors, as specified below), an Annual Equity Grant consisting of 8,000 options under the 2010 Plan, with an exercise price of $1.69 per Ordinary Share and 1,000 RSUs, all of which shall vest in accordance with the Vesting Terms. Such grants are consistent with the Compensation Policy and do not require further shareholder approval.

At the Meeting we will seek shareholder approval for an increase to our Annual Equity Grants to our non-executive directors (including the Chairman of the Board of Directors) and an increase to our Initial Equity Grants for any newly appointed directors in the future (which will not apply to our incumbent directors) in addition to approval to issue Other Equity as a component of the Initial Equity Grant. For additional information, please see Item No. 4 below.

Compensation to Mr. Paul Sekhri, the Company’s Chairman of the Board of Directors, a Non-Executive Director

Subject to his re-election for service as director at the Meeting and consistent with the Compensation Policy, Mr. Paul Sekhri is entitled to an annual cash fee in the amount of $150,000 for his service as the Company’s non-executive chairman of the Board of Directors (with no additional fees for participation in meetings of the Board of Directors and its committees).

At the 2020 AGM, our shareholders approved, following the approvals of the Compensation Committee and the Board of Directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive Chairman of the Board of Directors, shall be entitled to an Annual Equity Grant of 10,000 options to purchase Ordinary Shares each year (the “Chairman’s Annual Equity Grant”), starting from 2020 and for each of the following years of service, with the same terms as the Annual Equity Grant to the other non-executive directors as specified above.

Furthermore, as approved for the other non-executive directors, in connection with the Chairman’s Annual Equity Grant, the Compensation Committee and the Board of Directors may issue in their discretion to Mr. Sekhri Other Equity, in which case the Chairman’s Annual Equity Grant of 10,000 options would be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an Annual Equity Grant that combines both types of equity awards, such grant would be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded as specified above with respect to other non-executive directors. The provisions relating to the grant date, Vesting Terms and exercise period applicable to the options, as specified above with respect to other non-executive directors, shall apply to Other Equity that may be granted as set forth above, in a similar manner.

For more information relating to the compensation paid to our directors, including insurance coverage, indemnification and exemption, see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our 2023 Form 20-F.

If re-elected, in consideration for their service, our director nominees shall be entitled to the compensation specified herein.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be, and he or she is hereby, re-elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2025 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background

On March 12, 2024, certain amendments to the Relief Regulations (the “Amended Relief Regulations”), entered into effect.

One of the goals of the amendments to the Relief Regulations is to strengthen the compatibility between the laws applicable to Israeli companies which are listed for trading outside of Israel (or which are dual-listed in Israel and outside of Israel) and the laws applicable to non-Israeli companies listed for trading outside of Israel and thus allowing them to operate under similar regulatory conditions.

In light of the recent effectiveness of the Amended Relief Regulations, the Board of Directors has reviewed the proposed amendment to the Articles and has determined that it is in the best interests of the Company and its shareholders to amend selected provisions of our Articles to maintain them consistent with the applicable Israeli governance rules.

Amendment to our Articles

In light of the above, at the Meeting we will seek shareholder approval to amend our current Articles and replace them with the Amended and Restated Articles of Association attached to this Proxy Statement as Exhibit A (the “Amended Articles”).

General

Under the Companies Law, any amendment to a public company’s articles of association requires approval by the company’s shareholders. Under our current Articles, a resolution adopted in a general meeting of our shareholders by a simple majority of the voting power represented at the meeting is so required to approve any amendment to our Articles.

The Amended Articles attached to this Proxy Statement are shown as a “redline” against the current Articles, to reflect all the proposed changes to the current Articles.

The main proposed amendments to the current Articles are described below (terms and definitions used hereunder are in accordance with the terms and definitions used in the Articles):

•
Article 27(c) – Prior to the adoption of the Amended Relief Regulations, a shareholder of an Israeli publicly traded company entitled to avail itself of the Relief Regulations, like Compugen, holding at least one percent (1%) of the voting rights of the company, had the right to request the board of directors to include a subject on the agenda of a future general meeting of the shareholders of the company, provided that such subject is a proper subject for action by shareholders under the Companies Law. Now, after the adoption of the Amended Relief Regulations, a shareholder of an Israeli publicly traded company entitled to avail itself of the Relief Regulations, like Compugen, must hold at least five percent (5%) of the voting rights of the company in order to request the board of directors to include a matter relating to the appointment or removal of a director on the agenda of a future general meeting of the shareholders of the company. The Amended Articles amend the provisions of Article 27(c) in the current Articles to comply and align with the Amended Relief Regulations in this respect.

•
Article 59 – Under the Companies Law, distributions may be made only out of the company’s distributable profits as determined by the Companies Law (the “profit test”), provided that there is no reasonable concern that the distribution will prevent the company from being able to meet its existing and anticipated obligations when they become due (the “liquidity test”). If the company does not meet the profit test, Israeli court may nevertheless allow the company to effect a distribution, as long as the court is convinced that there is no reasonable concern that such distribution will prevent the company from being able to meet the liquidity test. Following the adoption of the Amended Relief Regulations, notwithstanding the foregoing, a company entitled to avail itself of the Amended Relief Regulations, like Compugen, may effect a distribution by means of buying its own securities (which is considered a distribution under the Companies Law) upon meeting only the liquidity test and without the need to meet the profit test or seek Israeli court approval and after complying with additional procedural requirements as set forth in the Amended Relief Regulations. To allow the Company flexibility in this respect, we suggest amending the current Articles as set forth in the Amended Articles to comply and align with the Amended Relief Regulations.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Amended Articles in the form attached hereto as Exhibit A be, and hereby is, approved and adopted.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

APPROVAL OF A SPECIAL CASH BONUS TO THE COMPANY’S CHIEF EXECUTIVE
OFFICER IN CONNECTION WITH THE LICENSE AGREEMENT WITH GILEAD SCIENCES, INC.

Background; Chief Executive Officer’s Current Terms of Employment

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company require approvals of the compensation committee, board of directors and company’s shareholders by a special majority vote (as set forth below), in that order.

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement, she is entitled to a gross monthly base salary of NIS 150,000 (approximately $40,650 according to the average $/NIS representative exchange ratio between January 1, 2023 and December 31, 2023 as published by the Bank of Israel, which is $1=NIS 3.6897, the “Representative Rate”), as approved by our shareholders at the annual general meeting of the Company’s shareholders for 2023 (the “2023 AGM”). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, as approved by our shareholders at the 2023 AGM, Dr. Cohen-Dayag is eligible for an annual cash bonus upon achieving certain objectives determined by the Company and to an annual grant of equity pursuant to her equity award plan.

In the 2020 AGM (for 2021, 2022 and 2023 annual bonus) and in the 2023 AGM (for 2024, 2025 and 2026 annual bonus), our shareholders approved bonus terms to Dr. Cohen-Dayag, in her position as our Chief Executive Officer, consisting of (i) an annual target bonus payment of up to six (6) monthly base salaries and (ii) an annual maximum bonus payment of up to nine (9) monthly base salaries for each of the calendar years stated above, without the need for further shareholder approval, subject to meeting specific performance criteria approved by the shareholders and as further determined by the Compensation Committee and Board of Directors with respect to each year, provided that she continues to be employed as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is paid. Pursuant to the 2020 AGM and 2023 AGM, 80% of the annual bonus of our Chief Executive Officer is comprised of measurable criteria and the remaining 20% is comprised of non-measurable criteria.

In accordance with such approval, for the 2021, 2022 and 2023 fiscal years, Dr. Cohen-Dayag received an annual cash bonus payment of NIS 740,400 (92% of the annual target), NIS 643,800 (80% of the annual target) and NIS 684,000 (76% of the annual target), respectively (approximately $200,670, $174,490 and $185,380, based on the Representative Rate).

Additionally, in the 2020 AGM (for 2021, 2022 and 2023) and in the 2023 AGM for 2024, 2025 and 2026), our shareholders approved annual equity award plans for Dr. Cohen-Dayag. According to the equity award plan approved at the 2020 AGM, Dr. Cohen-Dayag was entitled to be granted an option grant to purchase up to 150,000 Ordinary Shares in each of 2021, 2022 and 2023, as determined by the Compensation Committee and Board of Directors with respect to each such year. According to such equity award plan, on each of July 27, 2021, March 24, 2022, and August 3, 2023, Dr. Cohen-Dayag was granted 150,000 options. In the 2023 AGM, it was approved to grant Dr. Cohen-Dayag an additional 150,000 options (which were granted on September 20, 2023), and it was further approved to approve an annual equity award plan pursuant to which Dr. Cohen-Dayag may be granted options to purchase up to 300,000 Ordinary Shares in each of 2024, 2025 and 2026 (the “Equity Framework”), as shall be determined by the Compensation Committee and Board with respect to each such year. The Compensation Committee and the Board may nevertheless determine that as part of an annual equity grant to Dr. Cohen-Dayag, Dr. Cohen-Dayag may be granted Other Equity. For the purpose of determining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For illustration purposes, if the Compensation Committee and Board approve an annual equity grant to Dr. Cohen-Dayag of 200,000 options and 20,000 RSUs, then for the purpose of determining whether such grant is within the Equity Framework, the 20,000 RSUs will be given a weight of 40,000 units and the 200,000 options will be counted as 200,000 units, comprising an aggregate of 240,000 units which is within the Equity Framework. In any event, at least 30% of the value of any annual equity award to Dr. Cohen-Dayag shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board.

Additionally, the Equity Framework shall be subject to any additional limitation and other applicable terms set in the Compensation Policy (including the Annual Threshold therein).

In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to employees and other Office Holders for whom shareholder approval is not required, the annual equity awards to Dr. Cohen-Dayag under the Equity Framework will be approved by the Board of Directors on the date on which it approves the respective year’s annual equity grants to other Office Holders.

Each annual equity grant awarded under the Equity Framework will vest over a four-year period as follows: 25% will vest on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty-six (36) months.

The options granted under the Equity Framework will have an exercise price equal to the closing price of the Company’s shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board.

For additional terms applicable to the options and Other Equity to be granted each year to Dr. Cohen-Dayag, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Compensation to our President and Chief Executive Officer” in our 2023 Form 20-F.

In addition to the foregoing, and not as part of the Equity Framework, Dr. Cohen-Dayag is entitled to participate in any employee share purchase plan(s) that may be adopted by the Company from time to time after the Meeting and until the end of 2026, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary. Currently the Company’s employee share purchase plan is not in effect and is not expected to be in effect before middle of 2025, if at all.

Current Status of Equity Holding.

On July 31, 2024, Dr. Cohen-Dayag was granted 195,000 options and 52,500 RSUs (as her 2024 annual grant). As of August 1, 2024 (following the 2024 annual grant), Dr. Cohen-Dayag held 52,500 RSUs and options to purchase a total of 1,515,000 Ordinary Shares. Out of the said options: (i) options to purchase 898,125 Ordinary Shares, with a weighted average exercise price of $6.12 per share, were exercisable as of August 1, 2024; and (ii) options to purchase 616,875 Ordinary Shares, with a weighted average exercise price of $2.12 per share, had not vested as of August 1, 2024. Of the 616,875 unvested options on August 1, 2024, options to purchase 140,625 Ordinary Shares, 201,557 Ordinary Shares, 133,127 Ordinary Shares, 105,002 Ordinary Shares and 36,564 Ordinary Shares are expected to vest during 2024, 2025, 2026, 2027 and 2028, respectively. These options were granted under the 2010 Plan.

As of July 31, 2024, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Cohen-Dayag’s is 954,247.

Special Cash Bonus

On December 18, 2023, we entered into a License Agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which we granted Gilead an exclusive license under our pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including Compugen’s COM503 product candidate (“COM503”), and additional products that may be so developed by Gilead (together with COM503, the “Licensed Products”). Pursuant to the License Agreement, Gilead paid us a $60 million upfront license payment and now, after the FDA cleared the Investigational New Drug application for COM503, as we announced on July 29, 2024, we are eligible to receive from Gilead additional $30 million as a milestone payment. We are also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones and further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products. Gilead withheld and will withhold at source all taxes required by law from all payments payable to us under the License Agreement.

According to our Compensation Policy, in addition to the annual cash bonus, our Compensation Committee and Board may approve a special bonus for significant or extraordinary achievements or efforts that produced an exceptional result. The maximum value of the total special bonuses payable to an executive officer with respect to any calendar year shall not exceed six (6) monthly base salaries of the relevant officer.

In connection with the License Agreement, which has had a strategically and financially material effect on the Company, and after reviewing Dr. Cohen-Dayag’s significant contribution to this transaction, from initiation, during the negotiation period and through closing, and taking into consideration Dr. Cohen-Dayag’s 2023 annual bonus (specified above) and the provisions of the Compensation Policy, the Compensation Committee and the Board of Directors approved and are recommending that the shareholders approve the grant of a one-time special cash bonus to Dr. Cohen-Dayag, in the amount of NIS 292,000 (approximately $79,140 based on the Representative Rate) payable to her following the date of the Meeting.

The proposed grant of a special cash bonus to Dr. Cohen-Dayag is consistent with the Compensation Policy that allows a special bonus of up to six (6) monthly salaries.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that the special cash bonus specified above be, and hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval thereof; provided that (i) the majority of the shares voted in favor of this proposal are not held by Interested Shareholders, not taking into account any abstention, or that (ii) the total number of shares of mentioned in clause (i) above that voted against the proposal does not exceed two (2) percent of the aggregate voting rights in the Company.

For the definitions of the terms “controlling shareholders” and “personal interest, please refer to the information under the heading “Required Vote and Voting Procedures”.

Under Israeli law, with respect to this proposal, every voting shareholder is required to deliver a written notice to the Company whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than Dr. Cohen-Dayag and her relatives) in this proposal and therefore none should be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to this proposal, please deliver a written notice to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm by email at i.krumholtz@shibolet.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

APPROVAL OF AN INCREASE TO THE INITIAL AND ANNUAL EQUITY AWARDS TO THE
NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS AND ISSUANCE OF EQUITY
GRANTS BY WAY OF OTHER EQUITY

Background; Non-Executive Directors Terms

Under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company, require approvals of the compensation committee, board of directors and company’s shareholders, in that order.

As specified in Item No. 1 above, our non-executive directors are entitled to cash compensation in addition to an Initial Equity Grant of 35,000 options (except with respect to our Chairman of the Board who received a grant of 500,000 options upon his election in accordance with the approval of our shareholders in 2017) and to an additional Annual Equity Grant of 10,000 options (as may be adjusted to Other Equity) in each year of service following the year in which they joined as members of the Board.

The value as calculated by AON (see details below regarding AON) of 10,000 options and 35,000 options using the 30-day average share price as of June 14, 2024 of $2.14 and a Black-Scholes ratio of 63.3% is approximately $13,576 and $47,516, respectively and their percentage of the issued and outstanding share capital as of such date is approximately 0.011% and 0.039%, respectively.

For specific terms with respect to the compensation of our non-executive directors, please see Item No. 1 above.

Below is a table of the options/RSUs held by our non-executive directors as of August 1, 2024 following the annual equity grant for 2024 (and for the avoidance of doubt, before the approval of the proposed increase in equity grant to our non-executive directors):

Name of Non-Executive Director	Security	Total Number of Securities	Weighted Average Exercise Price per Option in $	Number of Vested Securities	Number of Unvested Securities
Mr. Paul Sekhri	Options	548,000	3.14	521,875	26,125
	RSUs	1,000	NA	0	1,000
Mr. Eran Perry	Options	83,000	4.82	56,875	26,125
	RSUs	1,000	NA	0	1,000
Mr. Gilead Halevy	Options	93,000	4.66	66,875	26,125
	RSUs	1,000	NA	0	1,000
Dr. Math Hukkelhoven	Options	53,000	2.51	19,684	33,316
	RSUs	1,000	NA	0	1,000
Dr. Kinneret Livnat Savitzky	Options	93,000	4.66	66,875	26,125
	RSUs	1,000	NA	0	1,000
Mr. Sandy Zweifach	Options	58,000	5.14	31,875	26,125
	RSUs	1,000	NA	0	1,000

As of August 1, 2024, following (i) the annual equity grant for 2024, (ii) the increase in the number of shares reserved for future issuance under our 2010 Plan, and (iii) the decrease in the number of share reserved for issuance under our employee share purchase plan, the total number of outstanding equity securities amounted to 8,873,251 options, 305,650 RSUs, the total number of shares reserved for issuance under our 2010 Plan amounted to 690,906 and no shares were reserved for issuance under our employee share purchase plan (that is not currently utilized and is not expected to be utilized before mid-2025, if at all). Therefore, as of August 1, 2024, our outstanding and reserved options constitute approximately 9.93% of our issued and outstanding share capital on a fully diluted basis as of such date. It is important to note that the number of our outstanding options reflects the fact that since March 23, 2022, except for minimal number of our options (less than 2,000) that were exercised, options have generally not been exercised as they have been “out of the money” and therefore (even if vested) not “economically exercisable.”

We last reviewed the compensation terms of our non-executive members of the Board in 2018. In recent months, our Compensation Committee and the Board have evaluated comparative information prepared by the Company’s independent compensation consultant, AON, relating to cash compensation and to total compensation of non-executive directors in peer companies. The peer companies are comprised of publicly traded companies located both in Israel and in the United States, that are considered relevant peers across business segment and size metrics (e.g., headcount, market cap, revenue when applicable, and organization model). Following evaluation of the benchmark information provided to the Company by AON, our Compensation Committee and Board found that the average annual cash compensation paid across non-executive director roles ranges (excluding any additional compensation payable for board leadership roles), positions Compugen at the 50th percentile of such peer group; however, Compugen’s equity granting practices for non-executive directors (excluding board leadership roles) position the Company below the 25th percentile relative to peers. Overall, this results in Compugen’s total direct compensation per non-executive director roles (excluding board leadership roles), falling at the 25th percentile. Therefore, to improve the competitiveness of board compensation and position the Company at the 50th percentile in total compensation relative to the peer group for non-executive directors (excluding leadership roles), our Compensation Committee and Board of Directors, in their separate meetings, resolved to increase the Annual Equity Grant from 10,000 to 25,000 options and the Initial Equity Grant from 35,000 to 50,000 options. This increase will become effective immediately following the 2024 AGM, if approved by our shareholders, and will be applicable for the 2024 Annual Equity Grant to our non-executive directors. If approved by our shareholders, and subject to their re-election pursuant to Item No. 1 above, our non-executive directors (including our non-executive Chairman of the Board) will be issued additional 12,000 options and 1,500 RSUs for the year 2024, which will be granted on the day of the Meeting pursuant to the terms specified in this Item No. 4.

The proposed increased Initial Equity Grant and Annual Equity Grant in isolation is positioned between the 25th and 50th percentile in terms of value and falls below the 25th percentile in terms of % of the issued and outstanding share capital of the company.

The value (as calculated by AON) of the 25,000 options and 50,000 options using the 30-day average share price as of June 14, 2024, of $2.14 and a Black-Scholes ratio of 63.3% is approximately $33,940 and approximately $67,879, respectively, both reflecting an increase of approximately $20,364 in value compared to the value of the 10,000 options and 35,000 options, respectively. The percentage of the 25,000 options and 50,000 options out of the issued and outstanding share capital of the Company outstanding as of such date is approximately 0.028% and approximately 0.056%, respectively, both reflecting an increase of 0.017% compared to the percentage of the 10,000 options and the 35,000 options, respectively.

The proposed increased Annual Equity Grant of 25,000 options shall be subject to all the terms that apply to the Annual Equity Grant prior to such increase, as specified in Item No. 1 above, including, without limitations that instead of an Annual Equity Grant, the Compensation Committee and the Board of Directors may issue to all non-executive directors Other Equity so that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board of Directors approve the grant of 2,500 RSUs to the non-executive directors, the relevant annual equity grant will be comprised of a total of 22,500 units, out of which 2,500 will be RSUs and 20,000 will be options).

The proposed increased Initial Equity Grant of 50,000 options shall be subject to all the terms that apply to the Initial Equity Grant prior to the said increase, as specified in Item No. 1 above, provided, however, in addition to the foregoing, our Compensation Committee and Board of Directors, in their separate meetings held on July 31, 2024, further resolved to allow issuance of Other Equity in the framework of the Initial Equity Grant, similar to Annual Equity Grant, so that instead of an Initial Equity Grant in options only, the Compensation Committee and the Board of Directors may issue to non-executive directors Other Equity as a component of the Initial Equity Grant, in which case the Initial Equity Grant of 50,000 options shall be adjusted to 25,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded.

Our Compensation Committee and Board of Directors, in their separate meetings held on July 31, 2024, approved an Annual Equity Grant (by way of issuing 8,000 options and 1,000 RSUs) to each of our non-executive directors (including our non-executive Chairman of the Board) and further resolved to apply the increase in the Initial Equity Grant and Annual Equity Grant to grants made during this current fiscal year, subject to shareholder approval, as specified above. As such, subject to the re-election of the director nominees pursuant to Item No. 1 above, and the approval of this proposal by our shareholders, an additional 12,000 options and 1,500 RSUs for the year 2024 (as part of the increased Annual Equity Grant) will be granted to each of our non-executive directors (including our non-executive Chairman of the Board) on the day of the Meeting with an exercise price (for the options) equal to the closing price of the Company’s Ordinary Shares on the Nasdaq on the last trading day prior to such date.

The provisions relating to Vesting Terms and exercise period applicable to options to the non-executive directors, as specified in Item No. 1 above, shall apply to the said additional options and Other Equity that may be granted in a similar manner.

The proposed increased Annual Equity Grant and increased Initial Equity Grant (which may be issued by way of Other Equity) are subject to the limitations and caps set forth under our Compensation Policy, according to which the Company may grant to its non-executive directors annual equity-based grants, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. In addition, the aggregate value of the fixed annual equity-based awards granted to a non-executive director during any calendar year shall not exceed, calculated as of the date of their grant, 300% of such non-executive director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (the “Equity Cap”); provided however, that the Initial Equity Grant can be up to the higher of: (i) such director’s Equity Cap; or (ii) 60,000 options. Accordingly, regardless of the proposed increase to the Initial Equity Grant and the Annual Equity Grant, any such increase is subject to the existing Equity Cap.

Our Compensation Committee and Board believe that the proposed increase to the Initial Equity Grant and to the Annual Equity Grant, and the proposed change that allows issuance of Other Equity in the framework of the Initial Equity Grant (in addition to the prior authorization of Other Equity in connection with the Annual Equity Grant) to all current non-executive directors (including our non-executive chairman of the Board) and future non-executive directors, are in the Company’s best interests and are in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including comparable peer group data provided by AON as stated above. In addition, the Compensation Committee and Board determined that the proposed changes suitably link pay to performance, further align our non-executive directors’ interests with those of the Company and its shareholders over the longer term and encourage balanced risk management.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the increase to the Initial Equity Grant and the Annual Equity Grant to our current and future non-executive directors (including our non-executive Chairman of the Board) and the issuance of additional equity to our non-executive directors (including our non-executive Chairman of the Board) immediately following the approval of the 2024 AGM pursuant to the terms herein, be, and hereby are, approved, and that the Company may issue to its current and future non-executive directors (including its non-executive Chairman of the Board) Other Equity instead of options pursuant to the terms specified in this Item No. 4.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law, our Articles and the Amended Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2023 and 2022 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2022 and 2023:

	2023	2022
Audit Fees	$163,000	$163,000
Audit Related Fees	$65,000	$10,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$235,000	$180,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2023

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023. This item will not involve a vote of the shareholders.

Our 2023 consolidated financial statements, as well as our 2023 Form 20-F, may be viewed on our website at https://ir.cgen.com/overview/default.aspx through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il. None of the audited consolidated financial statements, 2023 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2024

Exhibit A

Compugen Ltd.
Amended and Restated Articles of Association

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
("Articles")
September 12~~20~~, ~~2023~~2024

PRELIMINARY

1.	Company Name

The name of the Company is "Compugen Ltd." (the "Company").

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999, as amended from time to time (together with the regulations promulgated thereunder, as amended from time to time, the "Companies Law").

3.	Interpretation

(a)
Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)
The specific provisions of these Articles shall supers~~c~~ede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS 2,000,000 (two million New Israeli Shekels) divided into 200,000,000 (two hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares").

6.	Ordinary Shares

Ordinary Shares in respect of which all calls have been fully paid shall confer on their holders the right to attend and to vote at~~,~~ General Meetings (as defined in Article 26(a) below).  Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)	(i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

(ii)
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the board of directors of the Company (the "Board" or the "Board of Directors") may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or printed signature of a member of the Board of Directors (a "Director") and/or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose printed signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register (as defined in Article 24(a) below) in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors deem fit.

11.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.	Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may deem fit.

13.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

14.	Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part.  No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.	Effectiveness and Registration

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable.  No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may require.  Until the transferee has been registered in the Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.

TRANSMISSION OF SHARES

22.	Decedents' Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.       Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles.  In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the "Register" means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the "Office") and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.	Annual General Meetings

An annual General Meeting of shareholders shall be held once in every calendar year at such time (to the extent required by the Companies Law, within a period of not more than fifteen (15) months after the last preceding annual General Meeting) and at such place either in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called "Annual General Meetings".

26.	Special General Meetings

(a)
All general meetings of shareholders of the Company other than Annual General Meetings shall be called "Special General Meetings." A general meeting of shareholders of the Company, whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a "General Meeting".

(b)	The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)
The Board of Directors shall be obligated to convene a Special General Meeting, in accordance with the terms of the Companies Law, at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

27.	Convening of General Meetings

(a)	The Company shall not be required to deliver or serve notice ('Hodaa') of General Meetings or of any adjournments thereof to any shareholder.

(b)
Without derogating from the provisions of Article 27(a) above, and subject to applicable law and regulations promulgated thereunder and stock exchange rules and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(c)
~~If required under~~ Subject to the Companies Law, any shareholder ~~or shareholders,~~ holding ~~at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law,~~  not less than the required percentage under the Companies Law of the voting rights at the general meeting that entitles such shareholder to request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future may do so, provided that such subject is a proper subject for action by shareholders under the Companies Law and these Articles. In addition, subject to the Companies Law, the Board of Directors may include such item on the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors), and the Board may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

28.	Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may determine a record date, which shall not be more than ~~forty (40) days (or any longer period~~ the maximum period permitted under the Companies Law), nor less than ~~four (4) days~~ the minimum period permitted under the Companies Law, before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

29.	Participation

Only shareholders of record on the record date determined by the Board of Directors pursuant to Article 28 above shall be entitled to participate in and vote at a General Meeting.

30.	Quorum

(a)
Two or more shareholders (not in default in payment of any sum referred to in Article 37 (a) hereof), present in person, by proxy, by proxy card or by electronic voting, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present within half an hour from the time appointed for the General Meeting.

(b)
If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the following week, at the same time and place or to such other later day, time and place as the Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any number of participants will constitute a quorum (not in default as aforesaid) present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum; provided, however, that Special General Meeting which was convened by the Board upon the demand of shareholders or Directors then in office, or directly by such shareholders or Directors, in accordance the terms of the Companies Law, shall be cancelled.

(c)	The Board of Directors may determine, at its sole discretion, the matters that may be voted upon at the meeting by proxy card, in addition to the matters listed in Section 87(a) of the Companies Law.

31.	Chairman

The Chairman, if any, of the Board of Directors, or any other director or office holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within thirty (30) minutes after the time fixed for holding the meeting, those present at the meeting shall choose someone present to be Chairman of the meeting.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

32.	Adoption of Resolutions at General Meetings

(a)
Except with respect to matters which require the approval of a special majority under the Companies Law, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon. It is hereby clarified that such simple majority of the voting power represented at the meeting is also required to approve any amendment to these Articles of Association.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.  The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot.  The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.  All votes properly tendered by proxy card or by electronic voting, as set forth in Articles 37 (c)(iii) and (c)(v), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

33.	Manner of the Meeting

The Board of Directors may, at its sole discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

35.	Power to Adjourn

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment, however, if the meeting is adjourned for thirty (30) days or more, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

36.	Voting Power

Subject to the provisions of Article 37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any General Meeting of the Company or execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the Company in accordance with its terms;

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 37 (b); or

(v)
by electronic voting; shareholders who hold shares through members of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the shareholder holds his or her shares.

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy, by proxy card or by electronic voting, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names appear in the Register.

38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder) of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________

(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(b)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(c)
A vote cast pursuant to an instrument appointing a proxy or by proxy card, or pursuant to electronic voting, shall be valid notwithstanding the death, liquidation or winding-up of the appointing or voting shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or vote, or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing or voting shareholder, if present in person at said meeting, may revoke the appointment or the electronic voting by means of a written or verbal notification to the Chairman, or otherwise.

(d)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 38 (e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 38 (e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 38 (e) at or prior to the time such vote was cast.

(e)
Without derogating from any of the above, if a shareholder voted in more than one way, his latest vote shall be counted; for this purpose: (a) the date on the proxy card shall be deemed the voting date; and (b) a vote cast by the shareholder himself or by his proxy shall be deemed later to his vote by proxy card or by electronic voting.

BOARD OF DIRECTORS

39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company's policies, oversee the activities of the chief executive officer (the "Chief Executive Officer"), and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law and these Articles.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time.

40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present and entitled to vote when such resolution is put to a vote and voting thereon.

(c)
A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) or to which all of such Directors have agreed in writing or given their oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company ) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors or any Committee thereof duly convened and held.

41.	Audit Committee
(a)
The Board of Directors shall appoint an Audit Committee.  The composition of the Audit Committee shall, to the extent required, be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

42.	Delegation of Powers

(a)
Subject to the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may deem appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in them.

43.	Number of Directors The number of Directors shall consist of no less than five (5) Directors and no more than fourteen (14) Directors, unless otherwise resolved by the Annual General Meeting.

44.	Election, Appointment and Removal of Directors

(a)
If at any time, the Company shall be required to appoint independent or external directors as may be required by law ("External Directors") such directors shall serve on the Board according to the number required by law.  External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors.

(b)
The Directors (other than External Directors) shall be elected and dismissed by a simple majority of the voting power present and voting at an Annual General Meeting.  Subject to the maximum number of Directors provided for in Article 43 above, between Annual General Meetings, the Board of Directors shall be empowered to appoint Directors by a majority vote of the Directors then in office.

(c)
Directors elected at an Annual General Meeting, except External Directors, if applicable, shall hold office until the end of the Annual General Meeting, immediately following the Annual General Meeting at which they were elected and until their successors have been duly elected or until any such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below.

(d)	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re-election or re-appointment.

(e)
The term of office of a Director will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(b) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(f)
Notwithstanding anything to the contrary in this Article 44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a Director (provided that with respect to External Directors, the requirements of the Companies Law are satisfied).

45.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past.

46.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may fill any such vacancy in accordance with Article 44(b); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article 43 hereof or, to the extent applicable, if the number of External Directors falls below the minimum number required, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article 43 hereof, or, to the extent applicable, the minimum number of External Directors, as the case may be, are in office as a result of said meeting.

47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)	The Company shall be entitled, at any time, to discharge from office any Director subject to and in accordance with Article 44(f).

(c)
The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; or (iv) as otherwise provided in the Companies Law.

48.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

49.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

49A.	Alternate Director

Subject to the Companies Law, a Director may from time to time appoint an alternate for himself or herself (an "Alternate Director"), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently, subject to there being no objection to such appointment by any of the then serving directors. An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors deem fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)
The Chairman of the Board of Directors may convene a meeting of the Board of Directors, provided that a notice is delivered a reasonable time prior to the applicable meeting.  Notwithstanding, the Board may convene without prior notice in urgent cases only, if the majority of the Directors has approved to do so.  Subject to the terms of the Companies Law and without derogating from the preceding, the failure to give notice to a Director in the manner required herein may be waived.  The notice of meeting shall include the agenda of the meeting.  Notice of the meetings of the Board of Directors may be given orally, by telephone, by email or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)
Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than twenty-four (24) hours' notice shall be given of any meeting, unless such notice is waived:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

51.	Quorum

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference, of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

52.	Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time scheduled for the meeting, the Directors present shall choose one of their number to be the chairman of such meeting.  The office of Chairman shall not entitle such Director to a second or casting vote.

53.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

54.	Minutes

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)
Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders. The terms and conditions of such Office Holders' employment shall be approved as required by the Companies Law.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

EXEMPTION, INDEMNIFICATION AND INSURANCE

56.          Missing

57.	Indemnity and Insurance

57.1
Insurance. Subject to the provisions of the Companies Law, the Company may enter into contracts to insure the liabilities of its Office Holders for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company, to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)
A breach of the duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the interests of the Company;

(c)	Monetary liabilities or obligations imposed on him in favor of another person.

(d)
 A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(e)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the "Restrictive Trade Law"), including reasonable litigation expenses, including attorney's fees.

57.2
Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law, including, as follows:

(a)	retrospectively; and

(b)	undertake in advance to indemnify the Office Holders to the fullest extent permitted by law, including, as follows:

(i)
For any monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court;

(ii)
For any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) "a proceeding that concluded without filing an indictment in a matter in respect of which an investigation was conducted"; and (ii) "financial obligation in lieu of a criminal proceeding", shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(iv)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	For expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney's fees.

(vi)	For any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company's actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company's actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

57.3
Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may, to the fullest extent permitted by law, exempt and release its Office Holders, including in advance, from and against all or part of such Office Holders’ liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

57.4
The provisions of this Article 57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5
The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company's obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and signatures of such person(s) on behalf of the Company, shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b)	The Company shall have at least one official rubber stamp.

DIVIDENDS

59.	Declaration of Dividends

Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified ~~by the profits of the Company~~.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

~~No dividend shall be paid otherwise than out of the profits of the Company.~~

60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the ~~profits of the Company~~ amounts which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b)	No dividend shall carry interest against the Company.

61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

62.	Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

63.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.	Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

68.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may deem appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.	Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

71.	Auditors

(a)
The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. Subject to the provisions of the Companies Law, the shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)
The Audit Committee shall have the authority to fix, in its discretion, the remuneration of the independent auditor(s) and shall bring such to the Board for approval, and the Company shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.	Donations

Subject to applicable law, the Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.	Notices

(a)
Without derogating from Article 27 above or Article 73(j) below, any notice or document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Register or such other address as such shareholder may have designated in writing for the receipt of notices and documents.  Any notice or document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.  Any such notice or document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. Without derogating from Article 27 above, any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company's website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

74.	Winding Up

Subject to the rights of the holders of shares with limited or preferred rights as to liquidation, if the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

75.         Forum for Adjudication of Disputes

(a)
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a claim, cause of action, claims, or causes of action arising under the United States Securities Act of 1933, as amended, including all claims and causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

(b)
Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders; or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c)	Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 75.

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 12, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) hereby appoint(s) Anat Cohen-Dayag and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated below, all of the ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share (the “Ordinary Shares”) of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 6:00 p.m. (Israel time), on Thursday, September 12, 2024, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.
(Continued and to be marked, dated, and signed on the other side)
↑PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ↑

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Proxy Statement is available at:
www.viewproxy.com/CGEN/2024

Please mark your votes like this ☒

The Board of Directors recommends that you vote FOR each of the following proposals:

Proposal 1.   To re-elect each of the seven (7) directors specified herein to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2025 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Israeli Companies Law, 5759-1999 and the Articles of Association of the Company.

NOMINEES:	FOR	AGAINST	ABSTAIN
(1) Paul Sekhri	☐	☐	☐
(2) Anat Cohen-Dayag, Ph.D.	☐	☐	☐
(3) Eran Perry	☐	☐	☐
(4) Gilead Halevy	☐	☐	☐
(5) Mathias Hukkelhoven, Ph.D.	☐	☐	☐
(6) Kinneret Livnat Savitzky, Ph.D.	☐	☐	☐
(7) Sanford (Sandy) Zweifach	☐	☐	☐

DO NOT PRINT IN THIS AREA (Stockholder Name & Address Data)	Proposal 2. To approve amendments to the Articles of Association of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 3. To approve a special cash bonus to the Company’s Chief Executive Officer in connection with the license agreement with Gilead Sciences, Inc. FOR ☐ AGAINST ☐ ABSTAIN ☐

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐
Proposal 4.     To approve an increase to the initial and annual equity awards to the non-executive members of the Board of Directors and issuance of equity grants by way of Other Equity (as defined in the Proxy Statement).

FOR ☐                      AGAINST ☐                     ABSTAIN ☐

Proposal 5.     To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

FOR ☐                      AGAINST ☐                     ABSTAIN ☐

Date Signature Signature (Joint Owners)

Please sign exactly as your name or names appear on the Proxy Statement.  When Ordinary Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

↑ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ↑

BY EXECUTING THIS PROXY CARD, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, AS DETAILED HEREIN. IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. IVOR KRUMHOLTZ OF SHIBOLET & CO. LAW FIRM BY EMAIL AT I.KRUMHOLTZ@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH VOTING SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY THE VOTING INSTRUCTION CARD) OR THROUGH THE ELECTRONIC VOTING SYSTEM, WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY THAT HE OR SHE IS AN INTERESTED SHAREHOLDER, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NOT AN INTERESTED SHAREHOLDER.

PLEASE SEE THE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

PROXY VOTING INSTRUCTIONS
Please have your 11-digit control number ready when voting by Internet or Telephone.

INTERNET	TELEPHONE	MAIL
Vote Your Proxy on the Internet: Go to www.FCRvote.com/CGEN	Vote Your Proxy by Phone: Call 1 (866) 402-3905	Vote Your Proxy by Mail:
Have your proxy card available when you access the above website. Follow the prompts to vote your shares.	Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.	Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.